[HECLA LOGO]                                                          Exhibit 13


                      HECLA REPORTS SECOND QUARTER RESULTS
                       For the Period Ended June 30, 1996
                           For release: July 31, 1996


     COEUR D'ALENE, Idaho -- Hecla Mining Company (HL & HL-PrB:NYSE) announced a second quarter 1996 profit of $0.8 million, or 2 cents per share, on revenue of $41.2 million. For the first six months of 1996, Hecla had income of $0.3 million, or 1 cent per share, on revenue of $84.9 million, compared to a loss of $4.2 million, or 9 cents per share, on revenue of $80.2 million in the same period last year. All results include the payment of a quarterly dividend of $2 million to shareholders of preferred stock.

     A record performance during the second quarter by Hecla's industrial minerals segment and idle property income consisting primarily of a $1.9 million insurance settlement contributed to earnings in the second quarter of 1996.
This was offset by $1.9 million in holding costs related to a temporary suspension of operations to enlarge the tailings impoundment at the Grouse Creek gold mine in central Idaho.

PRODUCTION AND PRICES
     Hecla produced 951,821 ounces of silver and 78,181 ounces of gold during the first six months of 1996. The average realized gold price for the first half of the year was $400 per ounce and the average silver price was $5.42 per ounce, compared to $389 and $5.09 for the same period last year.

SILVER
GREENS CREEK
     The Greens Creek silver/zinc/gold/ lead mine in Alaska resumed operations on July 26. Grinding and flotation circuits started up well ahead of the original schedule, which called for the mine to begin operations in January 1997. During a two-year closure because of low metals prices, exploration efforts successfully identified a new high-grade area, making it possible to operate the mine profitably. Arthur Brown, Hecla's chairman and chief executive officer, praised the Greens Creek mine management for their good planning and said, "This early start-up will have a positive effect on Hecla's future earnings picture."

     The mine is a joint venture between Hecla (29.7%) and Kennecott Greens Creek Mining Company (70.3%). Full production at Greens Creek is expected to be achieved by the first quarter of 1997. Once in full production, the property is expected to yield approximately 3 million ounces of silver annually for Hecla's account, at a cash cost of about $2.50 to $3.00 per ounce, including by-product credits.

LUCKY FRIDAY
     The Lucky Friday expansion project in northern Idaho continues to provide better than expected results. More than 20 drill hole intercepts into the Gold Hunter main vein have all encountered ore grade material, ranging up to 46 ounces of silver per ton over a 12-foot width. The main vein now has a drill


    Contact Bill Booth, vice president-investor and public affairs, or Vicki
                   Veltkamp, manager-corporate communications
       6500 Mineral Drive * Coeur d'Alene, Idaho 83814-8788 * 208/769-4100
                               * FAX 208/769-4159
indicated resource of 21 ounces of silver per ton, which is twice the mineable ore grade of Lucky Friday and about twice as wide. Brown said, "At this point, results from the Lucky Friday expansion area have exceeded all of our expectations."

     The expansion area is located about 4,000 feet northwest of the Lucky Friday underground workings. The ore from the deposit would be hoisted up the Lucky Friday Silver Shaft and processed in the existing mill. Work is under way on an engineering plan for mining the new area, although further drilling and additional drifting will be required.

     Brown said, "The encouraging prospects at both our major silver producers, Lucky Friday and Greens Creek, give me confidence that we are on track to reach our goal of lowering per ounce costs and attaining an annual production rate of silver approaching 8 million ounces in 1998."

GOLD

GROUSE CREEK
     Production at the Grouse Creek gold mine was halted for two months during the second quarter while undergoing construction to enlarge the tailings impoundment. Because of the temporary closure, the mine produced only 5,195 ounces of gold for Hecla's account in the second quarter of this year compared to 17,341 ounces in the same period last year. Construction is now complete, and the Grouse Creek mine resumed operations on July 15. All laid off employees were recalled to work, and full production is expected in August. Tailings impoundment construction costs of approximately $3 million through June 30, 1996, have been capitalized.

     The plan at Grouse Creek is to mine the Sunbeam deposit until it is depleted in the second quarter of 1997. A decision on whether to continue operations at the site beyond that time by opening the adjacent Grouse pit will be made before the end of this year.

LA CHOYA
     The  La  Choya  gold  mine  in  northern  Mexico  turned  in  an  excellent performance in the second quarter, producing 18,679 ounces of gold at a cash cost of $174 per ounce. The mine is on track to reach or exceed its goal of producing well over 70,000 ounces of gold in 1996.

ROSEBUD JOINT VENTURE
     In the second quarter, Hecla announced its intention to develop the Rosebud gold property in northern Nevada through a 50/50 joint venture with Santa Fe Pacific Gold Corporation (SFPG). By processing the ore through SFPG's mill at its Twin Creeks operation, Hecla will save about 12 months in time and $30 million in mill construction costs, compared with building a mill on-site.

     Mine development is under way and production is expected to begin in early 1997. Current proven and probable reserves total approximately 540,000 ounces of contained gold. The mine will operate at a production rate of about 100,000 ounces per year, contributing approximately 50,000 ounces to Hecla's account annually at an estimated cash cost of between $160 and $180 per ounce of gold.


    Contact Bill Booth, vice president-investor and public affairs, or Vicki
                   Veltkamp, manager-corporate communications
       6500 Mineral Drive * Coeur d'Alene, Idaho 83814-8788 * 208/769-4100
                               * FAX 208/769-4159

     Brown said, "We're very pleased to be able to put Rosebud into production sooner than expected. This is a good partnership for both companies. In addition, this deposit is open to the north and at depth, so our exploration potential for discovering more ore at Rosebud and extending the projected life of the mine is very positive."

     Under the proposed terms of the agreement, SFPG will fund $12.5 million of the on-site development costs, which are expected to be approximately $20-$25 million. Additionally, SFPG will contribute adjacent exploration property and fund the first $1 million for future exploration. Hecla will pay one third of the ongoing exploration costs after that initial expenditure. The final joint-venture agreement is subject to due diligence and approval from both companies' boards of directors.

AMERICAN GIRL
     The American Girl gold mine, a joint venture between MK Gold (53%) and Hecla (47%) continues to struggle with high costs and a low grade of ore. In July, MK Gold announced that it had written down its investment in the American Girl gold mine from $9.1 million to zero. Hecla continues to evaluate the operation in an effort to improve performance there, as well as to determine the extent of the write-down Hecla may be required to make, if any. At this time, information provided by MK Gold is insufficient to establish the necessity or amount of a Hecla write-down, if any. At June 30, 1996, Hecla's interest in the American Girl gold mine property, plant and equipment was $7.7 million.

INDUSTRIAL MINERALS
     Hecla's industrial minerals segment turned in a record performance in the second quarter and the first half of 1996, with a 40% increase in gross profit compared to the same period in 1995. Improved performance was primarily due to efforts by the kaolin division, which saw increased sales volume of its products in Italy, as well as the added production from the Langley kaolin plant, acquired in 1995. Hecla's wholly owned subsidiary, Mountain West Products, increased its net income for the first half of the year by 51% compared to the first six months of 1995.

EXECUTIVE STAFF
     In July, Hecla welcomed back Roger Kauffman to its executive staff. Kauffman had been with Hecla from 1985 to 1994, holding the positions of manager and vice president - industrial minerals. He resigned to accept the positions of senior vice president and then president at Amax Gold Corporation, where he worked for two years. Upon his decision to return to Hecla, he was named executive vice president and chief operating officer. Brown said, "I'm extremely pleased to have Roger's talents returned to Hecla, and I'm looking forward to taking advantage of his excellent analytical skills and creative thinking. A major bonus is that we already know he will fit in well with our executive staff and corporate culture."

     Kauffman originally joined Hecla when Ranchers Exploration and Development Corporation was merged into the company. He had been with Ranchers for nine years as an engineer and mine manager. Prior to that, he worked as an engineer with Exxon Company U.S.A., Minerals Department. He holds a degree in mine engineering from the New Mexico Institute of Mining and Technology.


    Contact Bill Booth, vice president-investor and public affairs, or Vicki
                   Veltkamp, manager-corporate communications
       6500 Mineral Drive * Coeur d'Alene, Idaho 83814-8788 * 208/769-4100
                               * FAX 208/769-4159

STANDARD REPORTING
     Effective June 1, 1996, Hecla adopted the Gold Production Cost Standard developed by the Gold Institute to facilitate comparisons among companies in the gold industry. Cost per ounce amounts for both gold and silver reported by Hecla in prior periods have been restated in this quarter's financial statements for comparative purposes. Total cash costs include royalties and production taxes, in addition to other cash operating costs.

     Hecla Mining Company, headquartered in Coeur d'Alene, Idaho, is one of the United States' best-known silver producers. The company also produces gold and is a major supplier of ball clay, kaolin and other industrial minerals. Hecla's operations are principally in the U.S. and Mexico.

                                      -HL-

     Hecla Mining Company news releases can be accessed on the Internet at:
                           http://www.hecla-mining.com
          You can also request a free fax of this entire news release from BusinessWire NewsOnDemand at 800-344-7826


































    Contact Bill Booth, vice president-investor and public affairs, or Vicki
                   Veltkamp, manager-corporate communications
       6500 Mineral Drive * Coeur d'Alene, Idaho 83814-8788 * 208/769-4100
                               * FAX 208/769-4159

                              HECLA MINING COMPANY
              (dollars in thousands, except per-share amounts and
                         per-ounce amounts - unaudited)

                              Second Quarter Ended          Six Months Ended
                        ----------------------------  --------------------------
HIGHLIGHTS              June 30, 1996  June 30, 1995 June 30, 1996 June 30, 1995
- --------------------------------------------------------------------------------
FINANCIAL DATA
- --------------------------------------------------------------------------------
Total revenue                     $ 41,237    $ 43,089     $ 84,878    $ 80,242
Gross profit                         3,028       1,008        6,963         846
Net income (loss)                    2,801       2,242        4,276        (222)
Income (loss) applicable to common
  shareholders                         788         229          251      (4,247)
Income (loss) per common share        0.02        0.01         0.01       (0.09)
Cash flow provided (used) by
  operating activities               6,787         604        6,422        (331)
- --------------------------------------------------------------------------------
SALE OF PRODUCTS BY SEGMENT
- --------------------------------------------------------------------------------
Gold operations                   $ 12,452    $ 15,135     $ 31,467    $ 30,105
Silver operations                    3,453       3,306        7,929       5,733
Industrial minerals                 24,618      22,243       44,074      39,645
Specialty metals                       - -       1,557          - -       2,468
                                  --------    --------     --------    --------
  Total sales                     $ 40,523    $ 42,241     $ 83,470    $ 77,951
- --------------------------------------------------------------------------------
GROSS PROFIT (LOSS) BY SEGMENT
- --------------------------------------------------------------------------------
Gold operations                   $ (1,306)   $ (2,762)    $    883    $ (4,371)
Silver operations                     (304)        852         (196)        691
Industrial minerals                  4,638       2,893        6,276       4,497
Specialty metals                       - -          25          - -          29
                                  --------    --------     --------    --------
  Total gross profit              $  3,028    $  1,008     $  6,963    $    846
- --------------------------------------------------------------------------------
PRODUCTION SUMMARY - TOTALS
- --------------------------------------------------------------------------------
Gold - Ounces                       30,909      36,646       78,181      75,629
Silver - Ounces                    415,821     559,278      951,821   1,018,672
Lead  - Tons                         4,421       4,602        9,998       8,251
Zinc  - Tons                           770         811        1,776       1,396
Industrial minerals - Tons shipped 292,886     259,421      547,924     502,189
Average cost per ounce of gold produced:
  Cash operating costs ($/oz.)         281         340          267         324
  Total cash cost ($/oz.)              286         342          271         327
  Total production costs ($/oz.)       385         467          366         445
Average cost per ounce of silver produced:
  Total cash costs ($/oz.)            4.48        4.94         4.58        4.85
  Total production costs ($/oz.)      5.79        6.20         5.84        6.11
- --------------------------------------------------------------------------------
AVERAGE METAL PRICES
- --------------------------------------------------------------------------------
Gold - Realized ($/oz.)                399         393          400         389
Gold - London Final ($/oz.)            390         388          395         384
Silver - Handy & Harman ($/oz.)       5.30        5.48         5.42        5.09
Lead - LME Cash ( cents/pound)        37.0        27.5         35.9        27.6
Zinc - LME Cash ( cents/pound)        46.7        47.0         46.9        47.8





    Contact Bill Booth, vice president-investor and public affairs, or Vicki
                   Veltkamp, manager-corporate communications
       6500 Mineral Drive * Coeur d'Alene, Idaho 83814-8788 * 208/769-4100
                               * FAX 208/769-4159

                              HECLA MINING COMPANY
                           Consolidated Balance Sheets
                       (dollars in thousands - unaudited)

                                          June 30, 1996    Dec. 31, 1995
- --------------------------------------------------------------------------------
ASSETS
- --------------------------------------------------------------------------------
Current assets:
  Cash and cash equivalents                   $   5,711     $   4,024
  Accounts and notes receivable                  36,657        25,571
  Income tax refund receivable                      568           737
  Inventories                                    19,896        20,915
  Other current assets                            2,289         2,038
                                              ---------     ---------
    Total current assets                         65,121        53,285
Investments                                       2,262         2,200
Restricted investments                           16,409        16,254
Properties, plants and equipment, net           186,071       177,374
Other noncurrent assets                          10,497         9,077
                                              ---------     ---------
Total assets                                  $ 280,360     $ 258,190
                                              =========     =========
- --------------------------------------------------------------------------------
LIABILITIES
- --------------------------------------------------------------------------------
Current liabilities:
  Accounts payable and accrued expenses       $  16,256     $  14,145
  Accrued payroll and related benefits            2,734         3,217
  Preferred stock dividends payable               2,012         2,012
  Accrued taxes                                   1,155         1,042
  Accrued reclamation costs                       5,667         5,549
                                              ---------     ---------
    Total current liabilities                    27,824        25,965
Deferred income taxes                               359           359
Long-term debt                                   33,695        36,104
Accrued reclamation costs                        26,669        26,782
Other noncurrent liabilities                      5,338         4,864
                                              ---------     ---------
  Total liabilities                              93,885        94,074
                                              ---------     ---------
- --------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
- --------------------------------------------------------------------------------
Preferred stock                                     575           575
Common stock                                     12,800        12,079
Capital surplus                                 351,659       330,352
Accumulated deficit                            (172,955)     (173,206)
Net unrealized gain on investments                  180           100
Foreign currency translation adjustment          (4,898)       (4,898)
Treasury stock                                     (886)         (886)
                                              ---------     ---------
Total shareholders' equity                      186,475       164,116
                                              ---------     ---------
Total liabilities and shareholders' equity    $ 280,360     $ 258,190
                                              =========     =========
Common shares outstanding at end of period       51,137        48,255
                                              =========     =========




    Contact Bill Booth, vice president-investor and public affairs, or Vicki
                   Veltkamp, manager-corporate communications
       6500 Mineral Drive * Coeur d'Alene, Idaho 83814-8788 * 208/769-4100
                               * FAX 208/769-4159

                              HECLA MINING COMPANY
                      Consolidated Statements of Operations
     (dollars and shares in thousands, except per-share amounts - unaudited)

                            Second Quarter Ended          Six Months Ended
                         ----------------------------  -------------------------
                         June 30, 1996 June 30, 1995 June 30, 1996 June 30, 1995
                         ------------- ------------- ------------- -------------

Sales of products                 $  40,523   $  42,241   $  83,470    $ 77,951
                                  ---------   ---------   ---------    --------
Cost of sales and other direct
  production costs                   33,072      35,310      66,625      65,540
Depreciation, depletion and
  amortization                        4,423       5,923       9,882      11,565
                                  ---------   ---------   ---------    --------
                                     37,495      41,233      76,507      77,105
                                  ---------   ---------   ---------    --------

Gross profit                          3,028       1,008       6,963         846
                                  ---------   ---------   ---------    --------

Other operating expenses:
  General and administrative          2,234       2,134       4,505       4,464
  Exploration                         1,187       1,165       1,990       2,208
  Depreciation and amortization          85          85         174         168
  Provision for (benefit from)
    closed operations and
    environmental matters            (2,618)        171      (2,801)        227
                                  ---------   ---------   ---------    --------
                                        888       3,555       3,868       7,067
                                  ---------   ---------   ---------    --------

Income (loss) from operations         2,140      (2,547)      3,095      (6,221)
                                  ---------   ---------   ---------    --------

Other income (expense):
  Interest and other income             714         848       1,408       2,291
  Foreign exchange gain (loss)          (14)        359         (28)        162
  Gain on investments                   110       3,772         130       3,893
Interest expense:
  Total interest cost                  (728)       (421)     (1,349)       (586)
  Less amount capitalized               566         318       1,043         376
                                  ---------   ---------   ---------    --------
                                        648       4,876       1,204       6,136
                                  ---------   ---------   ---------    --------

Income (loss) before income taxes     2,788       2,329       4,299         (85)
Income tax (provision) benefit           13         (87)        (23)       (137)
                                  ---------   ---------   ---------    --------
Net income (loss)                     2,801       2,242       4,276        (222)
Preferred stock dividends            (2,013)     (2,013)     (4,025)     (4,025)
                                  ---------   ---------   ---------    --------

Income (loss) applicable to
common shareholders               $     788   $     229   $     251    $ (4,247)
                                  =========   =========   =========    ========

Income (loss) per common share    $    0.02   $    0.01   $    0.01    $  (0.09)
                                  =========   =========   =========    ========

Weighted average number of common
  shares outstanding                 51,134      48,236      51,131      48,155
                                  =========   =========   =========    ========


    Contact Bill Booth, vice president-investor and public affairs, or Vicki
                   Veltkamp, manager-corporate communications
       6500 Mineral Drive * Coeur d'Alene, Idaho 83814-8788 * 208/769-4100
                               * FAX 208/769-4159

                              HECLA MINING COMPANY
                      Consolidated Statements of Cash Flows
                           (in thousands - unaudited)

                                                        Six Months Ended
                                                 -------------------------------
                                                   June 30, 1996   June 30, 1995
- --------------------------------------------------------------------------------
OPERATING ACTIVITIES
- --------------------------------------------------------------------------------
Net income (loss)                                      $   4,276     $    (222)
Noncash elements included in net income (loss):
       Depreciation, depletion and amortization           10,056        11,733
       Loss (gain) on disposition of properties,
         plants and equipment                                149          (244)
       Gain on investments                                  (130)       (3,893)
       Provision for reclamation and closure costs         1,508           535
Change in:
       Accounts and notes receivable                     (11,086)       (7,760)
       Income tax refund receivable                          169            (3)
       Inventories                                         1,019           218
       Other current assets                                 (251)         (313)
       Accounts payable and accrued expenses               2,111        (1,297)
       Accrued payroll and related benefits                 (483)         (144)
       Accrued taxes                                         113           402
       Accrued reclamation and other noncurrent
          liabilities                                     (1,029)          657
                                                       ---------     ---------
Net cash provided (used) by operating activities           6,422          (331)
                                                       ---------     ---------
- --------------------------------------------------------------------------------
INVESTING ACTIVITIES
- --------------------------------------------------------------------------------
Additions to properties, plants and equipment            (18,909)      (21,575)
Proceeds from disposition of properties, plants
  and equipment                                               91           379
Proceeds from the sales of investments                       130         4,664
Increase in restricted investments                          (155)         (284)
Purchase of investments and increase in cash
  surrender value of life insurance                         (383)         (639)
Other, net                                                (1,504)       (1,110)
                                                       ---------     ---------
Net cash used by investing activities                    (20,730)      (18,565)
                                                       ---------     ---------
- --------------------------------------------------------------------------------
FINANCING ACTIVITIES
- --------------------------------------------------------------------------------
Proceeds from exercise of stock warrants                     - -         1,239
Issuance of common stock, net of offering costs           22,028           - -
Dividends on preferred stock                              (4,025)       (4,025)
Borrowings against cash surrender value of life insurance    401           - -
Borrowing on long-term debt                               30,500        30,000
Repayment on long-term debt                              (32,909)       (8,902)
                                                       ---------     ---------
Net cash provided by financing activities                 15,995        18,312
                                                       ---------     ---------
Net increase (decrease) in cash and cash equivalents       1,687          (584)
Cash and cash equivalents at beginning of period           4,024         7,278
                                                       ---------     ---------

Cash and cash equivalents at end of period             $   5,711     $   6,694
                                                       =========     =========


    Contact Bill Booth, vice president-investor and public affairs, or Vicki
                   Veltkamp, manager-corporate communications
       6500 Mineral Drive * Coeur d'Alene, Idaho 83814-8788 * 208/769-4100
                               * FAX 208/769-4159

                              HECLA MINING COMPANY
                                 Production Data

                          Second Quarter Ended          Six Months Ended
                         --------------------------- ---------------------------
                         June 30, 1996 June 30, 1995 June 30, 1996 June 30, 1995
                         ------------- ------------- ------------- -------------
LA CHOYA UNIT
Tons of ore crushed                934,735     497,647    1,977,805    1,076,852
Ore grade crushed - Gold (oz./ton)   0.028       0.031        0.023        0.029
Gold produced (oz.)                 18,679      12,665       39,715       23,681
Silver produced (oz.)                1,694       1,362        4,046        2,426
Average cost per ounce of gold produced:
  Total cash costs                    $174        $270         $175         $244
  Total production costs              $290        $363         $289         $337

AMERICAN GIRL UNIT (Reflects Hecla's 47% share)
Tons of ore milled                  33,587       3,361       65,216       23,234
Tons of ore to heap                 76,924     299,346      215,887      499,612
Ore grade milled - Gold (oz./ton)    0.130       0.194        0.126        0.194
Ore grade to heap - Gold (oz./ton)   0.036       0.028        0.042        0.028
Gold produced (oz.)                  6,319       5,022       12,758       10,549
Silver produced (oz.)                1,512       2,797        3,316        7,268
Average cost per ounce of gold produced:
  Cash operating costs                $553        $459         $480         $392
  Total cash costs                    $576        $474         $503         $412
  Total production costs              $655        $510         $581         $440

GROUSE CREEK (1) (Reflects Hecla's share)
Tons of ore milled                 104,386     397,308      545,269      643,469
Ore grade milled - Gold (oz./ton)    0.053       0.043        0.045        0.054
Ore grade milled - Silver (oz./ton)   0.39        0.61         0.41         0.67
Gold produced (oz.)                  5,195      17,341       23,534       35,197
Silver produced (oz.)               23,324     136,009      124,544      240,958
Average cost per ounce of gold produced:
  Total cash costs                    $311        $363         $300         $374
  Total production costs              $385        $548         $378         $553

LUCKY FRIDAY UNIT
Tons of ore milled                  40,032      41,678       82,761       74,018
Ore grade milled - Silver (oz./ton)   9.87       10.33        10.07        10.74
Silver produced (oz.)              389,165     418,409      817,785      751,475
Lead produced (tons)                 4,421       4,602        9,998        8,251
Zinc produced (tons)                   770         811        1,776        1,396
Average cost per ounce of silver produced:
  Total cash costs                   $4.48       $4.94        $4.58        $4.85
  Total production costs             $5.79       $6.20        $5.84        $6.11

OTHER
Gold produced (oz.)                    716       1,618        2,174        6,202
Silver produced (oz.)                  126         701        2,130       16,545


(1)During the second quarter of 1996, Grouse Creek operations were suspended for
approximately   two  months  to  allow  for  the  enlargement  of  the  tailings impoundment.  Operations recommenced on July 15, 1996.  The ownership percentage of the  Grouse Creek mine has increased to 80.71%  as of June 30, 1996, compared to 80.00% at June 30, 1995.



    Contact Bill Booth, vice president-investor and public affairs, or Vicki
                   Veltkamp, manager-corporate communications
       6500 Mineral Drive * Coeur d'Alene, Idaho 83814-8788 * 208/769-4100
                               * FAX 208/769-4159